

Frazier
&Deeter

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Archipelago Trading Services, Inc.

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of Archipelago Trading Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
February 25, 2016

A Member of American Institute of Certified Public Accountants, The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF North America.